Contact

www.linkedin.com/in/zak-zakariya-niazi-311b0123 (LinkedIn)

Top Skills

Optics
Web Development
Ruby on Rails

Zak (Zakariya) Niazi

Founder, Circle Optics
Rochester, New York, United States

Summary

"I shall pass this way but once; any good that I can do or any kindness I can show to any human being; let me do it now. Let me not defer nor neglect it, for I shall not pass this way again."

Experience

Circle Optics
Founder
February 2016 - Present (7 years)
Greater New York City Area

Our dream is to enable the technologies that allow a child growing up in Brooklyn, NY to roam the streets of Venice, Italy at night with her friends.

Our 360 camera is the first in the world to solve the issue of parallax: a defect which causes image misalignments in stitched panoramas. This is currently the bottleneck standing between where we are now and a world mapped virtually in 360.

One Zero Capital
Front End Developer
December 2014 - January 2016 (1 year 2 months)

Implement frontend for various financial applications using Node.js, Angular and Ember.

University of New South Wales
Optical System Design
October 2012 - June 2013 (9 months)
Sydney Area, Australia

Designed an interferometric system to assess local aberrations in eyewear and researched accuracy of current clinical devices.

Wellman Center for Photomedicine, Harvard Medical School
Optical Endoscope Design
May 2012 - July 2012 (3 months)

Greater Boston Area

Designed a 1.2 millimeter, 140 degree field of view ultrathin fiber endoscope to image and detect precancerous cells for early diagnosis of cancer.

Sydor Optics
Software Engineer
November 2011 - May 2012 (7 months)

Aided in the design and construction of an instrument used to test optical components for microscopic defects. Wrote program to raster scan a laser beam across the surface of an optic and detect for deformities through measurement of the diffracted beam.

Stella Design
Marketing Development Intern
March 2011 - August 2011 (6 months)

Developed a Strategic Marketing Model for a Brand Management Firm in Sydney, Australia to be implemented in the 2012 Fiscal year. I utilized marketing tactics gained at the Wharton School of Business to develop the model.

University of Sydney
Thulium Fiber Laser Design
March 2011 - August 2011 (6 months)

Aided in the design and construction of a High Powered Tunable Thulium Fiber Laser operating between 1.8 and 2 microns. The Laser will be used to investigate generation of novel mid-infrared light sources in the 2.4 and 2.6 micron wavelength regime.

Transcorp Construction
Paralegal
May 2007 - September 2009 (2 years 5 months)

Worked under construction lawyer Das Velez, met with banks and learned legal dealings of a company.

Transcorp Construction Corp
Engineering Business Assistant
June 2006 - June 2009 (3 years 1 month)

Gained understanding of a construction company through architectural design, engineering, and NYC economic developmental strategies

Education

University of Rochester

Bachelor of Science (B.S.), Optical Engineering · (2008 - 2012)

Edgemont High School

High School Diploma · (2004 - 2008)

Wharton School of Business

Summer Institute of Business and Technology